

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 11, 2007

Mr. Jon S. Brumley, President and Chief Executive Officer
Encore Energy Partners GP LLC
777 Main Street, Suite 1400
Fort Worth, Texas 76102

> **Re: Encore Energy Partners LP**
> **Registration Statement on Form S-1**
> **Filed May 11, 2007**
> **File No. 333-142847**

Dear Mr. Brumley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 11, 2006

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. Fill in all blanks throughout the registration statement prior to effectiveness, except for the specific information that you are allowed to omit pursuant to Rule 430A. See Section II.A.7 of SEC Release 33-6714. Once the information is provided, we will need sufficient time to review it and may have additional comments.

4. Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits. Note that you will need to allow time for our review of the exhibits once they are filed.

5. In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

6. We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Cover Page

7. Specify the date of your formation.

8. Revise the second risk factor bullet to reference the fact that production at your properties is declining.

9. Provide expanded tabular disclosure to also specify the net proceeds you will receive from the offering, as Item 501(a)(3) of Regulation S-K requires.

Prospectus Summary, page 1

10. Please revise to clarify in context the statement "we intend to leverage our relationship with EAC."

11. Where you include subjective assertions regarding your properties, such as the statement that "our properties are well suited for our partnership because they have predictable production profiles, low declines rates, long reserve lives and modest capital requirements," provide us with supplemental support for the assertions. In the alternative, explain these items in greater detail later in the filing.

12. The summary section is designed to address the most significant aspects of your operations and of the offering. We note that you have attempted to highlight your relationship with EAC by providing extensive discussion about EAC's operations. Because EAC has no obligation to sell properties to you and may even compete against you in the acquisition of properties, revise this section and related disclosure elsewhere to provide a more balanced presentation in that regard.

Business Strategy, page 3

13. Please explain your reference to a "conservative" balance sheet. Discuss in greater detail later in your document your strategy for maintaining a conservative balance sheet.

Competitive Strengths, page 3

14. Here and elsewhere you refer to "our" chairman and "our" CEO and president, but throughout your document, including at pages 5 and 8, you make clear that you have no employees. Please generally revise your disclosure accordingly, including the caption at page 109.

15. Qualify bullet five by disclosing the percentage of properties upon which you have operational control. We note your disclosure on page 27 indicating that "[o]ther companies operated approximately 27% of [y]our properties."

16. Briefly explain why you believe that you have financial flexibility to conduct acquisitions. We note the related disclosure at page 85. In that regard, presumably your corporate competitors would not have the same constraints with regard to distributing all available cash each quarter, which would give them enhanced financial flexibility.

Formation Transactions and Our Partnership Structure, page 6

17.   Revise to quantify the number or range of additional common units to be
       exchanged for the Permian Basin assets.

Simplified Organization Structure and Ownership of Encore Energy Partners LP, page 7

18.   Provide text to clarify that this does not account for the securities that may be sold
       to the underwriters upon the exercise of the over-allotment option. In the
       alternative, provide additional tabular disclosure and a second chart to reflect the
       possible exercise.

The Offering, page 10

19.   The term "available cash" is central to the disclosure in the filing given that you
       are marketing your units on the basis that you intend to distribute all your
       available cash. Therefore, we suggest that you provide in this section a more
       fulsome explanation such as appears at pages 43 or 56, rather than the truncated
       reference to the term and the citation of Appendix A.

Summary Historical and Pro Forma Financial Data, page 13

20.   Disclose how you intend to use EAC's $93.7 million cash contribution.

Risk Factors, page 18

21.   You should discuss all material risks that apply to your company in particular.
       However, you include 22 pages of risk factors, which appear excessive. All risk
       factors should be brief and concise, generally consisting of only one or two short
       paragraphs at the most. Identify the risk, include a cross-reference to more
       detailed disclosure elsewhere if appropriate, and eliminate all excess detail.

22.   Please avoid statements that mitigate or qualify the risk that you present.
       Eliminate clauses that begin "although" and references to conducting business at
       an industry standard or possessing insurance "at levels we believe are
       appropriate." Similarly, rather than indicating that there can be "no assurance,"
       state the risk plainly and directly.

23.   Your captions and the risk factor text should in each case provide meaningful disclosure and clearly identify the potential harm that could result from the risk. The risk factor and caption "Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units" is an example requiring revision. Also, rather than state that a risk may have a material adverse effect on you or your operations, specify what the adverse impact might be.

24.   Revise your risk factors regarding tax consequences as appropriate to identify those matters for which you have been unable to obtain an opinion of counsel.

Our Cash Distribution Policy and Restrictions on Distribution, page 43

25.   Quantify the increase in the number of outstanding units and the amount of cash needed to pay distributions at the initial rate in the event the underwriters exercise the over-allotment option. Also revise the tabular disclosure to reflect changes resulting from the exercise of the over-allotment option.

26.   Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

27.   If there would have been a shortfall in making distributions to unitholders for any of the most recent four quarters, discuss this in necessary detail.

Selected Historical and Pro Forma Financial Data, page 58

28.   Please label the columns of the table on page 59 that relate to financial information that is derived from the unaudited carve-out financial statements of your Predecessor as "unaudited."

Management's Discussion and Analysis…, page 60

Revolving Credit Facility, page 73

29.   Please disclose the differences between EBITDAX, Consolidated EBITDAX and Consolidated EBITDA. If there are no differences between the three, describe the measure consistently throughout the document.

Outlook, page 63

30.   We note that your production at your properties has been declining. The decline resulted in lower production volumes in 2006 and 2005. Please discuss this trend in this section.

31.   We note the statement that you "expect to continue to pursue asset acquisition opportunities in 2007 and 2008, but expect to confront intense competition for these assets." Make clear that EAC may be among the competitors and that you have agreed that EAC and its affiliates will have a preferential right to acquire any third-party oil and natural gas properties located in the United States, as noted on page 8.

Liquidity and Capital Resources, page 72

32.   Briefly discuss why the total oil and natural gas revenues in 2006 decreased 25% as compared to 2005.

Subordinated Term Loan, page 74

33.   Describe the material terms of the intercreditor agreement, and file the agreement as an exhibit.

Contractual Obligations, page 76

34.   Once all of the terms of the amended and restated administrative services agreement with Encore Operating, L.P. are known, update the disclosure to discuss any material terms not yet addressed.

Business, page 81

35.   Please discuss in some detail each of the transactions leading to the formation of your business. Disclose each transaction that resulted in a contribution of assets to your business, identifying the parties making the contributions. Finally, discuss the business purpose for conducting the transactions.

Areas of Operation, page 86

Non-Operated Properties, page 88

36.   Substantiate the statement that the private operator operating your wells in Crockett County "has a strong history of development in this area."

37.   Identify the major oil company with which you are participating in drilling
       projects.

Principal Customers and Marketing Arrangements, page 100

38.   Discuss the material terms of the production sales agreements, if any, with
       Marathon Oil Corporation, ConocoPhilips and ChevronTexaco. Also file the
       agreements as exhibits.

Competition, page 100

39.   If known, identify your competitors and your competitive position among them.

Management, page 108

40.   Revise Mr. Devlin's biographical sketch to provide the National Energy Group's
       principal business.

Management, page 108

41.   You state that both the general partner and Encore Operating L.P. will provide
       services to you. Some of the services to be provided appear to overlap. Clearly
       disclose the services that will be provided by each of the general partner and
       Encore Operating L.P. Also disclose the effect, if any, of the amended and
       restated administrative services agreement on the general partner's duties.
       Disclose whether the general partner's functions under the partnership agreement
       are designed to be supplemented by the amended and restated administrative
       services agreement with Encore Operation L.P.

Reimbursement of Expenses of Our General Partner, page 111

42.   Please clarify how the general partner and Encore Operating, L.P. will be
       reimbursed for charges incurred on your behalf, including how charges will be
       allocated amongst the parties. Discuss provisions, if any, which would ensure
       that the reimbursable expenses Encore Operating L.P. allocates to you are
       determined in good faith. In that regard, we note that in the third paragraph on
       page 111 you indicate that you expect to reimburse Encore Operating "for at least
       a majority of the compensation and benefits paid to the executive officers of our
       general partner," even though you state at page 108 that you expect the executive
       officers to "devote significantly less than a majority of their time to our business
       for the foreseeable future."

43.   When known, please discuss the material terms of the amended and restated
       administrative services agreement that set the parameters for reimbursements for

compensation paid to officers of EAC for services performed on your behalf. Also discuss in greater detail EAC's methodology for allocating general and administrative expenses and how this will be used to determine the amount of expenditures allocable to you. Once you file the agreement as an exhibit, we may have additional comments.

EAC's Compensation Methodology, page 112

4.   You state that you do not provide a "complete discussion and analysis of EAC's executive compensation philosophy and practices." Eliminate the suggestion that the disclosure is not complete, and instead provide complete disclosure to the extent required by Item 402 of Regulation S-K.

Role of EAC's Compensation Committee, page 112

44.   Please identify the members of EAC's compensation committee.

45.   Describe the market data and compensation surveys that may be consulted in determining the elements of compensation and the levels of compensation for 2007.

Elements of EAC's Executive Compensation Program, page 112

46.   Disclose whether you engage in any benchmarking in determining any of the elements of compensation, identifying each of the elements subject to benchmarking and the companies used as benchmark.

47.   We note that EAC provides named executive officers with a base salary that is commensurate with an industry peer group of companies that competes with EAC. Please identify the companies comprising such peer group.

48.   Discuss the personal circumstances of named executive officers that may cause the typical mix of restricted stock and stock options to vary.

49.   Discuss the aspects of corporate performance and personal performance that will be taken into account in setting the bonus amounts.

50.   We refer you to Item 402(b)(v) of Regulation S-K. Please disclose the performance target levels for each named executive officer that must be met to award bonuses. Explain in greater detail how you assess, including the factors considered in assessing, the executive officer's performance that is separate from the actual financial performance of the company. If you believe you are not required to provide disclosure with respect to any specific performance target

levels or operational goals and objective, please tell us the basis for such belief. In that regard, we refer you to Instruction 4 to Item 402(b).

Compensation of Directors, page 114

51.   Please update to disclose, when determined, the amount of compensation that will be paid to non-employee directors. Also provide all the disclosure Item 407 of Regulation S-K requires, when known.

Certain Relationships and Related Party Transactions, page 120

52.   Briefly disclose the factors considered in determining that a fixed fee of $1.75 per BOE was the correct amount to compensate Encore Operating, L.P for its services.

53.   Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.

54.   It appears that you do not discuss the subordinate term loan agreement with a subsidiary of EAC pursuant to which you borrowed $120 million. Please revise to discuss the material terms of the loan agreement.

Material Tax Consequences, page 146

55.   Revise to provide, and to make clear that you are providing, the material disclosure necessary for unitholders. For example, we note that at several places you indicate that the discussion "does not purport to be a complete analysis of the complex legislation" and Treasury regulations or authority.

56.   You indicate that counsel is unable to opine on the validity of some methods or filing positions you use or take. In light of counsel's non-opinion in these circumstances, explain in necessary detail why your management feels justified

making the allocations or taking those positions. If counsel believes that there is a problem with these matters, revise to make this clear.

57.   Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Underwriting, page 165

58.   Expand the disclosure under "Determination of Offering Price" to identify the "other factors" to which you refer in the last bullet point.

Notes to Unaudited Pro Forma Financial Statements, page F-5

Note 2. Pro Forma Adjustments and Assumptions, page F-7

59.   Related to adjustment (g), please tell us how the adjustment of general and administrative expenses to reflect additional expense of being a publicly traded company complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is "factually supportable" and "directly attributable".

Business, page 1

Exploration and Production, page 1

60.   You name a number of principal fields with net production rates and your working interest. However, please expand your disclosure to provide net proved oil and gas reserve estimates and other information for each of these fields. See Item 102 of Regulation S-K including Instruction 1, 2 and 3 to that Item.

61.   Explain to us what you mean by the statement that your estimates "are based on estimates prepared by Miller and Lents."

Summary Historical and Pro Forma Reserve and Operating Data, page 17

Representative Oil and Natural Gas Prices, page 17

62.   Please revise your document, here and elsewhere if necessary, to disclose average realized prices for the respective time periods. This should be net of any differential to a benchmark price and after all quality, transportation and demand adjustments.

63.   We note the statement in footnote number two. Reserves should be estimated based on the realized price at December 31st and not on benchmark prices such as NYMEX prices. We note that EAC disclosed an average oil price of $47.30 per barrel and gas price of $6.24 per Mcf in their 2006 10-K report. This disclosed price should be the average realized price net of any differential to a benchmark price and after all quality, transportation and demand adjustments. Please tell us if this is the case for the prices you disclose in the footnote.

Risk Factors, page page 18

Secondary and tertiary recovery techniques may not be successful…..page 24

64.   You state that "much of our production, reserves and development relies on secondary and tertiary recovery techniques." Please quantify what you mean by "much."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Production and General and Administrative Expenses, page 62

65.   You state that the majority of your operating cost components are variable and increase or decrease along with your levels of production. Reconcile this statement with the additional comment that costs are also driven by volumes of water produced and that fields with a high percentage of water production relative to oil production will experience higher levels of power for each barrel of oil produced and the fact that in the risk factor section you disclose that much of your production relies on secondary and tertiary recovery techniques.

Factors Affecting Comparability of Future Results, page 64

66.   The portion of the table on page 65 where you disclose Direct Operating Expenses $/Unit is unclear. Please clarify if you mean $/BOE or $/Mcfe.

Results of Operations for Encore Energy Partners LP Predecessor, page 60

67.   Please revise the table on page 61 to report average realized prices for the respective time periods and not average NYMEX prices.

Business, page 81

Competitive Strengths, page 84

68.   You state that you operate properties representing 73% of your proved reserves. Tell us why it is not more accurate to state that EAC operates properties

representing 73% of your proved reserves. And if this is more accurate, tell us why you believe this is still a competitive strength. It would appear that with no employees, all of your properties are operated by others and to claim otherwise appears to be confusing disclosure to investors.

Our Areas of Operations, page 86

Permian Basin Crockett Properties, page 87

Operated Properties, page 88

69. You state that you have a limited number of locations that could be drilled by obtaining spacing exceptions, but that you have not booked proved reserves beyond the proved producing category. Tell us if you plan to apply for the spacing exceptions in the near future. If you do not, it would appear that you should revise your document to remove the statement that you have a limited number of locations that could be drilled by obtaining spacing exceptions as you currently imply that you will drill these locations.

Non-Operated Properties, page 88

70. You state that you have identified 1,423 MBOE of proved non-producing reserves, which implies that these reserves are proved and will be brought on production in the near future. Tell us if you have included these reserves in your reported proved reserves. If you have not, then it appears that you should remove these volumes of reserves from the filing. Tell us if the operators of these wells have budgeted these projects.

Notes to Unaudited Pro Forma Financial Statements, page F-5

Oil and Gas Producing Activities, page F-7

71. Please revise the document to explain the reasons for any significant changes in reserves such as the revision in natural gas reserves in the Elk Basin field. See paragraph 11 of SFAS 69.

72. Tell us if your net future cash flows in the standardized measure were calculated with benchmark prices such as NYMEX or your average realized prices at December 31st.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or April Sifford at (202) 551-3684 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Milne
  A. Sifford
  J. Murphy
  T. Levenberg
  C. Moncada-Terry

  <u>VIA FACSIMILE</u>

  Sean T. Wheeler
  Baker Botts L.L.P.
  713.229.7868